                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                               ________________




                                 SCHEDULE 13G



                      INFORMATION STATEMENT PURSUANT TO
                            RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934





                        FLORIDA PANTHERS HOLDINGS, INC.
                        -------------------------------
                               (NAME OF ISSUER)





                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                     -------------------------------------
                        (TITLE OF CLASS OF SECURITIES)





                                  341064103
                                  ---------
                                (CUSIP NUMBER)

                                  SCHEDULE 13G






CUSIP NO.  341064103

           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           H. WAYNE HUIZENGA

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a)[ ]
    2
                                                                                                                    (b)[ ]
           SEC USE ONLY
    3


           CITIZENSHIP OR PLACE OF ORGANIZATION
    4
           UNITED STATES OF AMERICA

                                       SOLE VOTING POWER
                                5
         Number of                     4,920,678
           Shares
        Beneficially
          Owned by              6      SHARED VOTING POWER
            Each
         Reporting                     0
           Person
            With                       SOLE DISPOSITIVE POWER
                                7
                                       4,920,678

                                       SHARED DISPOSITIVE POWER
                                8
                                       0

           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
           4,920,678

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                        [ ]
    10


           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11
           32.8%

           TYPE OF REPORTING PERSON
    12
           IN





                                       2
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ITEM 1(A).   NAME OF ISSUER.

             Florida Panthers Holdings, Inc.


ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             100 Northeast Third Avenue, Second Floor, Fort Lauderdale, Florida 33301


ITEM 2(A).   NAME OF PERSON FILING.

             H. Wayne Huizenga


ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             450 East Las Olas Boulevard, #1500, Fort Lauderdale, Florida
             33301


ITEM 2(C).   CITIZENSHIP.

             United States of America.


ITEM 2(D).   TITLE OF CLASS OF SECURITIES.

             Class A Common Stock, par value $.01 per share.


ITEM 2(E).   CUSIP NUMBER.

             341064103


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

             (a)     [ ]      Broker or dealer registered under Section 15 of
                              the Act,

             (b)     [ ]      Bank as defined in Section 3(a)(6) of the Act,

             (c)     [ ]      Insurance Company as defined in Section 3(a)(19)
                              of the Act,

             (d)     [ ]      Investment Company registered under Section 8 of
                              the Investment Company Act,

             (e)     [ ]      Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940,

             (f)     [ ]      Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g)     [ ]      Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G); see Item 7,

             (h)     [ ]      Group, in accordance with Rule
                              13d-1(b)(1)(ii)(H).

             N/A


ITEM 4.      OWNERSHIP.

                     If the percent of class owned, as of December 31 of the
             year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

             (a)     Amount beneficially owned:

                     4,920,678

             (b)     Percent of Class:

                     32.8%

             (c)     Number of shares as to which such person has:

                     (i)      Sole power to vote or to direct the vote:

                              4,920,678

                     (ii)     Shared power to vote or to direct the vote:

                              0

                     (iii)    Sole power to dispose or to direct the
                              disposition of:

                              4,920,678

                     (iv) Shared power to dispose or to direct the disposition of:

                              0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     If this statement is being filed to report the fact that
             as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
             securities, check the following [     ].


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             None.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             N/A.


ITEM 10.     CERTIFICATION.

             N/A.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1997                             By:    /s/ H. Wayne Huizenga
                                              ----------------------------------
                                                     H. Wayne Huizenga